September 24, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          China Hydroelectric Corporation

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 18, 2013

File No. 001-34609

Dear Mr. Mew:

On behalf of China Hydroelectric Corporation (the “Company”), set forth below are the Company’s responses to your comment letter dated September 11, 2013 (the “Comment Letter”) with respect to the Company’s Form 20-F referenced above filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2013 (the “Form 20-F”).

For your convenience, we have reproduced the comments from the Commission’s staff (the “Staff”) in the order provided followed by the Company’s corresponding response. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Form 20-F.

The Company responds to the Comment Letter as follows:

Form 20-F for Fiscal Year Ended December 31, 2012

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 117

1.              We note your responses to comments 4 and 5 in our letter dated August 1, 2013.  Please also revise to include your proposed disclosure and sensitivity analysis as part of your discussion of interest rate risk within Item 11.

In response to the Staff’s comment, the Company will revise the discussion of interest rate risk within Item 11 in future Form 20-F filings in a manner similar to the following:

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expense associated with our outstanding debt. All of our existing loans from non-financial institutions and third parties have fixed interest rates and therefore are not subject to interest rate risk. However, the interest rate of our bank loans is subject to the change of the benchmark interest rate published and adjusted by the People’s Bank of China (the “PBOC”). As of December 31, 2012, our outstanding short-term and long-term bank loans were US$21.7 million and US$248.5 million, respectively. Based on our outstanding bank loans with variable interest rate as of December 31, 2012, a hypothetical increase in the PBOC benchmark interest rate of 50 basis points would increase our annual interest expense by approximately US$1.3 million, which would have accounted for approximately 1% of our revenues in 2012. See “Risk Factors — Risks Relating to our Company and the PRC Hydroelectric Power Industry — We cannot assure you that we can obtain bank loans on terms acceptable to us or at all.”

We have not used any derivative financial instruments to manage our interest rate risk exposure. Based on our observations of the historical changes to the PBOC benchmark interest rate, we believe that it is more likely that the interest rate will remain stable in the near future.

Item 17. Financial Statements

12. Accrued Expenses and Other Current Liabilities, page F-40

16. Other Non-Current Liabilities, page F-50

2.              We note your response to comment 16 in our letter dated August 1, 2013.  Please tell us when you believe the relevant taxation authorities would expect settlement related to these unrecognized tax benefits assuming none of the factors you identified in your previous response that would impact your expected timing of the settlement were present. Additionally, please explain in detail why the factors you describe in your previous response contributing to your apparent inability to make a payment should dictate the current versus non-current presentation without regard to when the amounts would be due to relevant taxation authorities.

The Company respectfully advises the Staff that its unrecognized tax benefits mainly represent the difference in the amount of benefits recognized in the statement of financial position and the amount taken or expected to be taken in a tax return resulted from transfer pricing and non-deductible expenses. All PRC entities are normally subject to a routine tax examination once every three years.  Historically and up to December 31, 2012, no material tax issues were noted from the examinations of the Company’s PRC subsidiaries by the relevant taxation authorities and no uncertain tax positions taken or expected to be taken by the Company’s PRC subsidiaries were challenged by the relevant taxation authorities. The Company did not anticipate any cash settlement of the unrecognized tax benefits due to actions taken or to be taken by the relevant taxation authorities within the next 12 months from the reporting dates for all the years presented. Consistent with prior years, the Company, as of December 31, 2012, was not aware of any facts and circumstances indicating that the relevant taxation authorities would investigate these uncertain tax positions within the next 12 months.  Thus, the Company believes that the possibility of discovery and settlement of the related risk matters within the next 12 months from the reporting date was remote.

Although the Company does not expect the relevant tax authorities would demand settlement of the unrecognized tax benefits within the next 12 months from the reporting date in prior years, the Company’s previous management intended to make cash payments to settle the unrecognized tax benefits if and when the Company had sufficient liquidity and working capital, which the previous management anticipated to be probable within one year from the reporting dates prior to December 31, 2012. As a result, the Company’s previous management classified such unrecognized tax benefits and the related accrued interest as current liabilities. As noted in the response to comment 16 in the Company’s letter dated August 29, 2013, there were significant changes in the Company’s senior management, board of directors and audit committee during the year ended December 31, 2012. As of December 31, 2012, in light of the Company’s net operating losses, insufficient liquidity and net working capital deficiency in recent years, the Company’s current management did not intend to make cash payments to settle the unrecognized tax benefits until the relevant taxation authorities demand for payment, the possibility of which the Company believes to be remote within the next 12 months as explained in the preceding paragraph.  Accordingly, the Company’s current management reclassified such unrecognized tax benefits and the related accrued interest as non-current liabilities in accordance with ASC 740-10-45-11.

The Company also respectfully advises the Staff that, as of the date of this response letter, the Company’s current management has not changed its assessment regarding the possibility of cash settlement of the unrecognized tax benefits due to actions taken or to be taken by the relevant taxation authorities within the next 12 months.

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If you have any questions or wish to discuss any matters with respect to this response letter, please do not hesitate to contact me at (650) 473 2630 or pku@omm.com, or Ke Geng at (86-10) 6563 4261 or kgeng@omm.com.

Sincerely,

/s/ Portia Ku

Portia Ku
of O’Melveny & Myers LLP

cc:  Jarrett Torno, Staff Accountant

Securities and Exchange Commission

Dr. You-Su Lin

Ms. Liya Chen

(China Hydroelectric Corporation)

Yanfeng Xie

(Ernst & Young Hua Ming LLP)